Exhibit 99.1

Press Release

Kornit Digital

12 Ha`Amal St., Afek Park,

Rosh-Ha`Ayin 4809246, Israel

Tel: +972.3.908.5800

www.kornit.com

Investor Contact

Andrew G. Backman

Global Head of Investor Relations
andrew.backman@kornit.com

Kornit Digital Announces Preliminary Second Quarter 2022 Financial Results

July 5, 2022, Rosh Ha’ayin, Israel – Kornit Digital Ltd. (“Kornit” or “The Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, announced today preliminary results for the second quarter ended June 30, 2022. The information in this press release is approximate due to the preliminary nature of the announcement and remains subject to normal quarter-end closing review.

“The overall re-calibration of e-commerce growth, combined with macro headwinds which meaningfully accelerated in the last few weeks of the quarter, as well as delays in the completion of customer production facilities, resulted in a significantly slower pace of direct-to-garment (DTG) systems orders in the second quarter as compared to our prior expectations,” said Ronen Samuel, Chief Executive Officer of Kornit Digital.

Mr. Samuel continued, “We have entered a period where some of our customers are working through excess capacity built throughout the two-year pandemic period, which we expect to continue for the near-term. At the same time, based on our focused investments in R&D over the past several years, we are working with our customers and prospects on several meaningful growth initiatives, including new product introductions, upgrades, and novel applications that we believe will open up new addressable markets and help drive incremental demand in their businesses. We see meaningful post-pandemic opportunities with major brands and retailers shifting production from mass-analog off-shore production to short-run, near-shore production, and believe Kornit is well positioned to take advantage of these trends.”

Mr. Samuel concluded, “Kornit is an extremely strong company with a profitable business model, robust balance sheet, intimate customer relationships and a dedicated global team of professionals. We believe the industry will continue its long-term secular growth and are confident in our ability to successfully navigate this near-term volatility. We remain committed to profitable growth and will continue to lead the digital transformation of the industry. We look forward to providing additional updates regarding our second quarter results and operations on our next earnings conference call in August.”

Preliminary Results For the Second Quarter

Based on the information currently available, for the second quarter ended June 30, 2022, the Company expects:

●	Revenues to be in the range of $56.4 million to $59.4 million, net of non-cash warrant impact of approximately $4.6 million.

●	Non-GAAP Operating Margin of between -34% and -28% and Adjusted EBITDA Margin between -30% to -24%, both net of non-cash warrant impact of approximately 10%.

●	The Company currently expects third quarter revenues to be at or above second quarter revenues and will provide further details regarding its business outlook when it releases its full financial results.

The Company has not yet completed its second quarter financial close and plans to release its full financial results for the second quarter ended June 30, 2022, on Wednesday, August 10, 2022, prior to the market open.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of the adverse macro-economic trends triggered by the global COVID-19 pandemic, such as supply-chain delays and inflationary pressures, which could potentially impact, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The non-GAAP financial measures presented consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets and other and depreciation. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The Company has reconciled Adjusted EBITDA to GAAP operating loss because net loss is not reasonably available at this time. The Company is currently finalizing its tax provision and financial expenses for the second quarter and will provide a reconciliation to net loss in connection with its August 10, 2022 earnings press release. The Company believes the information provided is useful to investors because it can be considered in the context of Kornit’s historical disclosures of this measure.

APPENDIX A(1) - Reconciliation of Expected Non-GAAP to GAAP Measures for the Second Quarter of 2022

	Three Months Ended June 30, 2022 (Unaudited)
	U.S dollars in millions		As a % of revenues
	Low End of Range	High End of Range	Low End of Range	High End of Range
Adjusted EBITDA	$(17.2)	$(14.4)	(30.4)%	(24.2)%
Depreciation	2.1	2.4	3.7	4.0
Non-GAAP Operating loss	$(19.3)	$(16.8)	(34.1)%	(28.2)%
Share-based compensation	6.5	6.0	11.5	10.1
Intangible assets amortization and other	1.4	1.0	2.5	1.7
GAAP Operating loss	$(27.2)	$(23.8)	(48.1)%	(40.0)%

(1)	Reconciliation measures net of non-cash warrants impact of approximately $4.6 million

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